Exhibit FS-3

Capitalization Pro Forma

Virginia Natural Gas, Inc.

(dollars in millions)
	As of December 31, 2001
	Actual		Pro Forma
	Amount	Percent	Amount	Percent
Short-term debt	$1.6	0.3%	$100.0	18.0%
Long-term debt	20.3	3.7%	250.0	45.2%
Common stockholders' equity
Common stock (no par value, 5,273 shares issued and outstanding)	520.4	94.0%	520.4	94.0%
Premium on common stock	-	-	-	-
Treasury stock (at cost, 3,253 shares held on pro forma basis)	-	-	(328.1)	(59.2%)
Earnings reinvested	11.4	2.0%	11.4	2.0%
Total capitalization, including short-term debt	$553.7	100.0%	$553.7	100.0%